

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

February 19, 2010

Mr. Luo Ken Li
Chief Executive Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re: China Architectural Engineering, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **filed January 20, 2010**
> **File No. 001-33709**

Dear Mr. Li:

We have reviewed your information statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

1. Disclosure indicates that one of the corporate actions taken by written consent relates to the issuance of up to 25 million shares of common stock of China Architectural Engineering, Inc. in connection with the acquisition of 60% of the equity interest of Shanghai ConnGame Network Co. Ltd. Please note that the notes to Schedule 14A, including Note A to the schedule, are also applicable to Schedule 14C. As the acquisition appears to be related to the issuance of the shares that is the subject of the shareholder consent, please revise your information statement to provide:

   - All of the information required by Item 14 of Schedule 14A, including historical financial statements of CAE and ConnGame and pro forma financial information related to the acquisition.

- The other information required by paragraphs (b)(1) through (b)(7) and paragraph (c) of Item 14 of Schedule 14A.

Note that we may have significant additional comments upon review of this information.

As appropriate, please amend your information statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Throughout the course of our review, please furnish cover letters with your amendments that key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ed Kelly, Staff Attorney, at (202) 551-3728 or me at (202) 551-3760 with any questions you may have.

Sincerely,

Pamela Long
Assistant Director

cc: Anh Q. Tran, Esquire (*via facsimile 310-552-5007)*
        K&L Gates LLP